EXHIBIT 5.6

BOUGTON LAW CORPORATION

Suite 700-595 Burrard Street, P.O. Box 49290 Vancouver, B.C. Canada V7X IS8
Tel: (604)687-6789 Fax: (604)647-6733

July 24th, 2013

Joy Ren, BSc. J.D.
700-595 Burrard Street
PO Box 49290
Vancouver, B.C.
Canada, V7X 158

This is to confirm that, in addition to my previous opinion, a multi-level business as described below may be operated legally under and is in full compliance with the federal laws of Canada.

Set forth below is my opinion with respect to recent SEC comments.

SEC comments:

7. We note your Canadian counsel’s response to comment 21 of our letter dated February 13, 2013. It is unclear why counsel assumes that members are purchasing products for personal use rather than to achieve and maintain higher tiers of membership. Please ask counsel to revise its opinion to set forth the basis for this assumption.

Based on reviewing E-World USA Holding, Inc. ("E-World")'s business model, product catalog, and understanding of typical purchases provided by the company, we noted that the quantity and amount of each individual sale were small. The quantity sold was generally enough for personal use for 2 to 3 months. The quantity and sales amount did not seem large enough for resale purposes or for maintaining higher tiers of membership. Base on such, we concluded that the sales and purchases are model for personal usage.

8. We partially reissue comment 22 of our letter dated February 13, 2013. As previously requested, please provide us with a supplemental copy of the law or regulation used to support counsel’s statement that you are not conducting business in Canada.

I have reviewed the company’s activities as set forth in the S-1. No laws, rules or regulations of Canada or any province thereof, including but not limited to those laws, rules or regulations related to Multi-Level Marketing, apply to the Company’s activities. However, according to the GST/HST Policy Statement P-051R2 of the Excise Tax Act, a non-resident mail-order company will not have to register if it can establish that it is not carrying on business in Canada. In E-World’s case, E-World is not carrying on business in Canada due to the following reasons:

1.	E-World does not have any physical offices or warehouses, bank accounts, or employees in Canada.
2.	E-World’s products are manufactured or purchased from outside Canada.
3.	E-World’s inventory of goods is stored outside Canada
4.	E-World’s name and business are not listed in any directory in Canada

Please see attached for related regulations from the Canada Revenue Agency website.

10. We partially reissue comments 23, 24, 26 and 27 of our letter dated February 13, 2013. Please have your Canadian and Singaporean counsel revise their respective opinions to specifically address the payment of the referral bonus when a referred member chooses to upgrade to a level of membership above a general member. Please also revise your disclosure to reflect the updated opinions.

Based on our review, the company is engaged in multilevel marketing business model. The business model offers referral bonus, binary bonus, and matching bonus for its members upon participating in the business model or refers products to others. The referral bonus is to be earned by referrer member upon referee member purchasing products for personal use and upgrade of membership level. The amount to be earned is at 20% of the BV used for upgrade. This is not a head-counting recruitment bonus ( which is prohibited by The Competition Act of Canada) for referring new members. Referral bonus is earned upon existing members purchasing products for upgrade or ordinary use. Referred member can be either general member or bonus plan participating member. Referrer member does not earn referral bonus if no purchase is made.

Upon reviewing E-World’s business model and Canada’s multi-level marketing law, we concluded that E-World’s business model is in full compliance with and is not and has not violated laws regulating multi-level marketing in Canada.

Joy Ren, Lawyer,
Boughton Law Corp.